UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 3, 2008
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
On June 3, 2008, the Board of Directors of Avago Technologies Finance Pte. Ltd. (“Avago”) appointed Ms. J. F. Lien as a director of Avago and affiliated companies. Ms. Lien previously served on the Board of Directors of Avago from November 2007 to January 2008, when she resigned for personal reasons. Ms. Lien served as Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc. after the company’s recapitalization on May 11, 1999 and served in these capacities through September 2005 when Integrated Circuit Systems, Inc. merged with Integrated Device Technologies, Inc. Ms. Lien will serve on Avago’s Audit Committee.
Ms. Lien will be entitled to receive an annual $50,000 cash retainer for serving on the Board of Directors, which is the same as the amount paid to the other non-employee members of the Board of Directors. Ms. Lien will receive an additional $10,000 annual retainer for serving on any committee of the Board of Directors, which is the same as the amount paid to the other independent non-employee members of the Board of Directors. As a new member of the Board of Directors, Ms. Lien will also be granted a non-qualified stock option to purchase 50,000 ordinary shares of Avago Technologies Limited pursuant to the Equity Incentive Plan for Senior Management Employees, the material terms of which are described in Avago’s registration statement on Form F-4 filed with the Securities and Exchange Commission on January 8, 2007.
Ms. Lien and Avago will also enter into Avago’s standard form of directors’ indemnification agreement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 5, 2008

Avago Technologies Finance Pte. Ltd.
By:	/s/ Patricia McCall
	Name:	Patricia McCall
	Title:	Vice President, General Counsel